Exhibit 99.2

ST. JUDE MEDICAL CONTACTS:		THORATEC CONTACT:
J.C. Weigelt	Candace Steele Flippin	Neil Meyer
Investor Relations	Public Relations	Investor Relations
Tel 651 756 4347	Tel 651 756 3029	Tel 925 738 0029
jweigelt@sjm.com	csflippin@sjm.com	neil.meyer@thoratec.com

St. Jude Medical and Thoratec Announce Definitive Agreement

Combination Accelerates Innovation-Based Growth Program and

Expands Heart Failure Franchise

St. Jude Medical Will Discuss Transaction on its Second Quarter 2015 Earnings Call

Scheduled for 8 a.m. EDT (7 a.m. CDT) on July 22, 2015

ST. PAUL, Minn. and PLEASANTON, Calif. — July 22, 2015 — St. Jude Medical (NYSE: STJ) and Thoratec (NASDAQ: THOR) today announced that the Boards of Directors of both companies have unanimously approved a definitive agreement under which St. Jude Medical will acquire all of the outstanding shares of Thoratec for $63.50 per share in a cash transaction valued at approximately $3.4 billion, net of cash acquired. The all-cash transaction represents a premium of 40.1 percent compared to $45.34, Thoratec’s volume-weighted average trading price for the 30 trading day period ending July 17, 2015, and a 35.4 percent premium to the closing price on Thoratec’s last unaffected trading date on July 17, 2015 of $46.89. The transaction is expected to be completed in the fourth quarter of 2015.

Thoratec is the worldwide leader in mechanical circulatory support (MCS) technology for the treatment of advanced heart failure (HF), which includes ventricular assist devices (VADs) that are used for both chronic and acute patient support. The combination of complementary product lines of St. Jude Medical and Thoratec will offer the most comprehensive portfolio of products for the management and treatment of heart failure.

“Thoratec’s strong core business and rich portfolio of new products complement St. Jude Medical’s innovation-based growth strategy and will benefit patients, customers, employees and shareholders of both companies,” said Daniel J. Starks, Chairman, President and Chief Executive Officer of St. Jude Medical. “The addition of Thoratec’s leading ventricular assist device portfolio expands and enhances St. Jude Medical’s established presence in heart failure therapies. We look forward to welcoming Thoratec employees to our company at such an exciting time in our history.”

This transaction accelerates St. Jude Medical’s growth strategy by adding Thoratec’s complementary products and technologies to St. Jude Medical’s industry-leading heart failure portfolio that includes its quadripolar cardiac resynchronization therapy (CRT), remote monitoring capabilities and CardioMEMS™ HF System. Together, the combined organization will offer physicians and their patients innovative solutions across the heart failure care continuum.

“Thoratec is pleased to join St. Jude Medical as we create a company that’s uniquely positioned to advance treatment options for patients living with heart failure,” said D. Keith Grossman, President and Chief Executive Officer of Thoratec. “By combining the capabilities and leading technologies of both companies, we will be able to expand access, reduce costs and advance heart failure therapies on a global basis. Our employees and customers have worked together tirelessly over many years to create the market leader Thoratec has become. It is gratifying to see the creation of a combined product platform and capability with St. Jude Medical that will fulfill the promise of our products to many, many more patients in the years to come.”

Strategic and Financial Benefits of the Transaction

•	Expands Leadership Position in Heart Failure: St. Jude Medical’s strength in heart failure solutions is based on its portfolio of innovative solutions that are proven to improve outcomes and reduce costs, including its Quadripolar CRT-D and CRT-P technologies, MultiPoint™ Pacing CRT technology, remote monitoring capabilities and CardioMEMS™ HF System. Thoratec adds HeartMate II®, the most widely used and extensively studied left ventricular assist device, as well as the next generation HeartMate 3™ and HeartMate PHP™ and other complementary products to St. Jude Medical’s portfolio.

•	Accelerates St. Jude Medical’s Sales Growth Trajectory: Thoratec is the global leader in the VAD market, which is currently estimated to be approximately $750 million, and recently announced CE Mark approval of its percutaneous heart pump, allowing Thoratec to enter a global market expected to exceed $300 million in 2016. This acquisition positions St. Jude Medical to enter new markets totaling more than $1 billion that are expected to grow approximately 10 percent annually, benefitting St. Jude Medical’s sales growth profile beginning in 2016.

•	Continues Commitment to Innovation: St. Jude Medical’s strong track record of bringing innovation to the markets it serves represents a significant opportunity to further strengthen Thoratec’s rich pipeline of new and next-generation products with the CardioMEMS HF System and its remote monitoring and electronic health record interface capabilities.

•	Provides Opportunity to Leverage Complementary Customer Focus and St. Jude Medical’s Global Scale: Both companies have strong relationships with heart failure physicians and cardiac surgeons. St. Jude Medical’s interventional cardiology relationships will be an important benefit to commercialize Thoratec’s new percutaneous heart pump, HeartMate PHP, used in high risk percutaneous coronary intervention (PCI) procedures. In addition, St. Jude Medical’s global presence can further strengthen and enhance Thoratec’s international growth as only approximately 20 percent of Thoratec’s sales currently come from outside of the United States.

•	Creates Shareholder Value for St. Jude Medical Shareholders: This transaction is expected to be accretive to adjusted earnings per share in 2016. St. Jude Medical also expects the combined company to capture revenue and technology synergies following the completion of this transaction.

Terms of the Transaction

Under the terms of the merger agreement, Thoratec shareholders will receive $63.50 in cash, without interest, for each share of Thoratec common stock they own. The transaction is conditioned upon, among other things, Thoratec shareholder approval, regulatory approvals and other customary closing conditions. The transaction is not conditioned on financing. St. Jude Medical intends to fund the transaction through proceeds from additional bank term loan debt and senior unsecured notes. St. Jude Medical is committed to maintaining a strong investment grade rating.

The merger agreement includes a “go-shop” period, during which Thoratec will actively solicit alternative proposals from third parties for the next 30 days continuing through August 20, 2015. The merger agreement provides for Thoratec to pay a termination fee of approximately $30 million to St. Jude Medical if Thoratec terminates the merger agreement in connection with a superior proposal that arose during the go-shop period and a termination fee of approximately $111 million if Thoratec terminates the merger agreement in connection with a superior proposal that arose following the go-shop period. There can be no assurance that this process will result in a superior proposal. Thoratec does not intend to disclose developments with respect to the solicitation process unless and until its Board of Directors has made a decision with respect to any potential superior proposal.

Advisors

Bank of America Merrill Lynch is acting as financial advisor to St. Jude Medical and has also provided fully committed financing. Gibson, Dunn & Crutcher LLP is serving as legal counsel to St. Jude Medical. Guggenheim Securities is acting as financial advisor to Thoratec, and Latham & Watkins LLP is serving as legal counsel. Centerview Partners provided a fairness opinion to the Board of Directors of Thoratec in connection with the transaction.

Conference Call, Webcast and Presentation

St. Jude Medical will hold its regular quarterly earnings conference call and webcast for investors and analysts on Wednesday, July 22, at 8 a.m. EDT (7 a.m. CDT) where its management will also discuss the transaction. A presentation will also be available for download. This call is being webcast and can be accessed live at the St. Jude Medical Investor Relations website (investors.sjm.com), where it will also be archived for 90 days.

About St. Jude Medical

St. Jude Medical is a global medical device manufacturer dedicated to transforming the treatment of some of the world’s most expensive epidemic diseases. The company does this by developing cost-effective medical technologies that save and improve lives of patients around the world. Headquartered in St. Paul, Minn., St. Jude Medical has four major clinical focus areas that include cardiac rhythm management, atrial fibrillation, cardiovascular and neuromodulation. For more information, please visit sjm.com or follow us on Twitter @SJM_Media.

About Thoratec

Thoratec is a world leader in therapies to address advanced-stage heart failure. The company’s products include the HeartMate II and HeartMate 3 LVAS (Left Ventricular Assist Systems) and Thoratec® VAD (Ventricular Assist Device) with more than 21,000 devices implanted in patients suffering from heart failure. Thoratec also manufactures and distributes the CentriMag®, PediMag®/PediVAS®, and HeartMate PHP product lines. HeartMate 3 and HeartMate PHP are investigational devices and are limited by U.S. law to investigational use. Thoratec is headquartered in Pleasanton, Calif. For more information, visit the company’s website at http://www.thoratec.com.

Thoratec, the Thoratec logo, HeartMate, and HeartMate II are registered trademarks of Thoratec Corporation and HeartMate 3, HeartMate PHP, and IVAD are trademarks of Thoratec Corporation. CentriMag and PediMag are registered trademarks of Thoratec LLC, and PediVAS is a registered trademark of Thoratec Switzerland GmbH.

Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, Thoratec will prepare a proxy statement to be filed with the SEC. When completed, a definitive proxy statement and a form of proxy will be mailed to the shareholders of Thoratec. THORATEC’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Thoratec’s shareholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Thoratec’s shareholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Thoratec Corporation, Investor Relations, 6035 Stoneridge Drive, Pleasanton, California, 94588, telephone: 925-847-8600 or from Thoratec’s website, http://www.Thoratec.com.

Thoratec and its directors and officers may be deemed to be participants in the solicitation of proxies from Thoratec’s shareholders with respect to the proposed merger. Information about Thoratec’s directors and executive officers and their ownership of Thoratec’s common stock is set forth in the proxy statement for Thoratec’s 2015 annual meeting of stockholders, Thoratec’s Annual Report on Form 10-K for the fiscal year dated January 3, 2015, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Thoratec shareholders may obtain additional information regarding the interests of Thoratec and its directors and executive officers in the proposed merger, which may be different than those of Thoratec’s shareholders generally, by reading the proxy statement and other relevant documents regarding the proposed transaction, when and if filed with the SEC.

Forward-Looking Statements

Forward-Looking Statement for Thoratec

This news release contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the proposed transaction, satisfaction of closing conditions to the consummation of the proposed transaction, the impact of the announcement of the proposed transaction on Thoratec’s relationships with its employees, existing customers or potential future customers, and such other risks and uncertainties pertaining to the Thoratec’s business as detailed in its filings with the SEC on Forms 10-K and 10-Q, which are available on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. Thoratec assumes no obligation to update any forward-looking statement contained in this news release.

Forward-Looking Statement for St. Jude Medical

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for St. Jude Medical, including but not limited to potential clinical successes, anticipated regulatory approvals and future product launches, and projected revenues, margins, earnings and market shares, as well the anticipated acquisition of Thoratec, the timing of which may change or may not be consummated at all, and the related benefits of such transaction which may or may not materialize as expected. The statements made by St. Jude Medical are based upon management’s current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond St. Jude Medical’s control and the risk factors and other cautionary statements described in St. Jude Medical’s filings with the SEC, including those described in the Risk Factors and Cautionary Statements sections of the St. Jude Medical’s Annual Report on Form 10-K for the fiscal year ended January 3, 2015 and Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2015. St. Jude Medical does not intend to update these statements and undertakes no duty to any person to provide any such update except as required by law.